UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

___________________

FORM SD

Specialized Disclosure Report

___________________

P L X    T E C H N O L O G Y,   I N C.

(Exact name of Registrant as specified in its charter)

___________________

Delaware	000-25699	94-3008334

(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

870 W. Maude Avenue, Sunnyvale, CA  94085

(Address of Principal Executive Offices) (Zip Code)

Arthur O. Whipple
Chief Financial Officer

(408) 774-9060

___________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1.  Conflict Minerals Disclosure.

Item 1.01.  Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This is the Conflict Mineral Disclosure of PLX Technology, Inc. (the “Company” or “PLX”) for the reporting period January 1, 2013 to December 31, 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the capitalized terms used in this Report, unless such capitalized terms are otherwise defined herein.

All of the products contracted by the Company to be manufactured, and for which the manufacture was completed during calendar year 2013, consisted of integrated circuits.  Our integrated circuit products may contain small amounts of tin, tungsten, tantalum or gold which constitute Conflict Minerals.  We have determined that these Conflict Minerals are necessary to the functionality or production of each of our integrated circuit products and that we are therefore subject to the reporting requirements of the Rule.

We conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals used in, or in connection with the production of, the integrated circuits comprising the Company’s products.  The RCOI was reasonably designed to determine whether any of such Conflict Minerals may have originated in the Covered Countries or may have come from recycled or scrap sources.  In the RCOI, we requested our direct suppliers to provide supply chain information, based on the Electronics Industry Citizenship Coalition (“EICC”) – Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (the “CMRT”).

We furnished the CMRT to all of direct suppliers that we determined use one or more of the Conflict Minerals in the production of our products.  We received responses from all of these direct suppliers.  Based on our knowledge of the industry and our supply chain, we believe that the responses received from our direct suppliers are accurate and that we are justified in relying upon them.

Based on the results of the RCOI, the Company has no reason to believe that any of the necessary Conflict Minerals used in, or in connection with the production of, any of our products originated in any of the Covered Countries.  Therefore, in accordance with the Rule, the Company is not required to conduct a due diligence process or file a Conflict Minerals Report as an exhibit to this report.

This Conflict Mineral disclosure is also available PLX’s website at www.plxtech.com/about/social_responsibility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:  June 2, 2014

PLX Technology, Inc.

By:  /s/ Arthur O. Whipple

Arthur O. Whipple

Chief Financial Officer